Exhibit 99.6
Afternoon Earnings Call

INFOSYS LIMITED
AFTERNOON EARNINGS CALL
January 12, 2012

CORPORATE PARTICIPANTS

S. D. Shibulal
Chief Executive Officer and Managing Director

V. Balakrishnan
Member of the Board and Chief Financial Officer

Ashok Vemuri
Member of the Board, Head of Americas and Global Head - Financial Services & Insurance

Chandrashekhar Kakal
Global Head - Business IT Services, Member – Executive Council

Haragopal Mangipudi
Global Head - Finacle

BG Srinivas
Member of the Board, Head - Europe and Global Head of Manufacturing, Engineering Services, and Enterprise Mobility

INVESTORS

Vihang Naik
MF Global

Ankur Rudra
Ambit Capital

Bhavan Suri
William Blair & Company

Anup Uppadhayay
SBI Mutual Funds

Ashwin Mehta
Nomura

Nitin Padmanabhan
Motilal Oswal Securities Limited

Sandeep Agarwal
Antique Stock Broking

Pankaj Kapoor
Standard Chartered

Diviya Nagarajan
UBS India

Srivatsan Ramachandran
Spark Capital

Sandeep Shah
RBS

Viju George
JP Morgan

Mitali Ghosh
Bank of America, Merrill Lynch

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, for the duration of this presentation, all participants’ lines will be in the listen-only mode. There will be an opportunity for you to ask questions at the end of today’s opening remarks. Should you need assistance during this conference call, please signal an operator by pressing ‘*’ and then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Mr. Avishek Lath of Infosys. Thank you and over to you, sir.

Avishek Lath

Thanks Melissa. Good afternoon, ladies and gentlemen. I am Avishek from Investor Relations team in Bangalore. We thank you all for joining us today to discuss the financial results for the quarter ended December 31, 2011. Joining us today in this conference room is CEO and M.D., Mr. S. D. Shibulal, and CFO, Mr. V. Balakrishnan along with other members of the senior management.

We will start with a brief statement on the performance of the company during the quarter ended December 31, 2011, outlook for the quarter and the year-ending March 31, 2012, Subsequently we can open up the discussion for Q&A.

Before I hand over to Infosys management, I would like to remind you that anything we speak which refer to our outlook for the future is forward-looking statement and must be read in conjunction with the risk that the company faces. A full statement and explanation of the risk is available with our filing with the SEC which can be found on www.sec.gov. I would now pass it on to S. D. Shibulal.

S. D. Shibulal

Good afternoon, everyone. It is a pleasure talking to all of you. Thank you very much for attending the call. We had a pretty good quarter. Q3 was pretty good. We grew by 4.4% in constant currency and 3.4% in reported currency. Volume grew by 3.1%. Our margins are up to 31% in this quarter and last quarter was 28%. Our pricing is stable. Year-on-year our pricing has gone up by 5%, that means on a year-on-year basis, we have been able to get 5% revenue productivity increase.

Areas of investments are growing faster than the rest. Europe has shown a good growth. Life Sciences and Healthcare has grown above average growth. Client additions have been very strong. We added 49 new clients this quarter. Out of that, 6 are Fortune 500. Over the last 9 months, we have added 120 new clients which is a very strong client addition. It also shows that clients are choosing us and that will be a great thing for us when they start spending much more aggressively. When they start taking decisions, when they start spending much more aggressively, we will be the partner of choice and that is what we have seen by adding another 120 new clients.

Pricing, as I said, went up by 5% year-on-year. Actually, if you look at a 9 month period it has gone up by 6.1%.

Our growth this quarter has been all around. The non-top 25 clients grew by 4.9%. Attrition came down on a yearly basis. Last year this quarter it was 17.5%, right now this quarter on a LTM basis it is 15.4%. So our attrition is under control, it is coming down. Our new strategic area of products & platforms is seeing good traction. We have $300 mn of TCV signed up. 5 deals in iEngage and Digital Consumers have been signed up this quarter. This is a different business where you have to invest upfront. This is a business where it is long-term, it is sticky, but having $300 mn in TCV gives us the confidence that we are in the right direction. We have added multiple deals this quarter. 5 large deals we have closed including 1 transformational deal. 2 of the large deals are $500 mn plus including rebids and a couple of them are in Europe which again shows that our investments in Europe are starting to pay dividends.

Our strategic direction of ‘Building Tomorrow’s Enterprise’ is seeing traction with our clients. With all this, we are continuing to operate in a very uncertain environment. There is overall uncertainty, there is European crisis, crisis in key markets, there is currency volatility, there is regulatory volatility, this is an election year in US, so there is volatility all around and we have to remain cautious.

Budgets are yet to be finalized. We expect them to get finalized in the next four weeks. Our early reading of the budget is that it will be flat to marginally down. Discretionary spend is likely to come under pressure in the near-term. We have given a flat guidance concerning the environment in which we are operating.

With that let me hand over to Bala to give more color on the financial numbers.

V. Balakrishnan

Good afternoon, everybody. This has been a challenging quarter. In the beginning of the quarter, we said revenues could grow somewhere between 3.2% - 5.4%, but when we went through the quarter the environment became much more challenging. We had seen the clients becoming more cautious. So even though they had a budget they have not spent on the budget because they try to conserve cash in a volatile economic environment. In the middle of the quarter, we came and updated the markets saying that we could be closer to the lower end of the range what we guided for. That is where we ended for the quarter.

In rupee terms, our growth sequentially has been close to 15% because the Rupee depreciated by around 11% this quarter. At the net income level the growth has been 24%. Our operating margin went up by around 3% mainly due to rupee. The Rupee average was 51.37 this in Q2quarter against 46.30 , that means 11% depreciation which improved the margins by around 4.4% but since we have incremental costs and cross-currency coming in at around 1.4%, the net increase in operating margin was around 3%. The non-operating income has been good. We get a yield of close to around 9.7% on our portfolio today. We have close to Rs. 20,000 crores of cash in the balance sheet. The effective tax rate is around 28.6% this quarter. We have always said it could be somewhere in the range of 28%-28.5% and that is where it is. Today, we get around 30% of our revenues from SEZ. Going forward, if the SEZ business picks up, quite possibly the effective tax rate could come down. So net-net, we had exceeded the higher end of the Rupee guidance for the quarter, thanks to depreciation of Rupee but in dollar terms, we are closer to the lower end of the range.

For next quarter, looking at what has happened in the third quarter, we are very cautious in our approach. Generally the third and fourth quarters are soft quarters for us and it will reflect even this year. That is why we have given flat revenue guidance for next quarter. But having said that, we assume that pricing will continue as what we saw in the December quarter, even in the March quarter. If you take the last 9 months, on a year-on-year basis our pricing went up by around 6%. What this means is that we are focused on high quality growth and that is helping us. We have a perfect platform. Today, our utilization is around 76%.

We added 49 new clients during the quarter. If you look at the last 9 months, we added close to 120 clients as compared to 140 clients for FY 11. That means we are adding more clients. Our growth from non-top 25 clients was close to 4.9% this quarter. So they are moving up on the pyramid, that is good news for us. The quality of growth is extremely good with the pricing increase that we saw in the last 9 months. Attrition rate has come down. It was close to 17.5% in the beginning of the year. It has come down to around 15.4% now.

The focus on platforms and solutions business is very high. We have a TCV of close to $300 mn of business in that area. Even though it is small, that is a big focus area for us to achieve the Infosys 3.0 strategy. We signed 5 large deals, 2 of them are more than $500 mn deals.

So if you look at the kind of operational metrics and the kind of platform we have, we are positioned for growth for next year but we have to wait for the budgets to get finalized. Hopefully, the budgets will get done on time this year and we will have a greater visibility in April. But the initial indication is that budgets could be flat or slightly down. What is important for us is the offshore component within the budget more than the budget per se.

So I think with all the challenges in the global economic environment, clients focus on efficiency is going to be high and that could increase offshoring. Europe could grow faster than US because the level of offshoring in Europe is still much lower than US. If the uncertainty increases, probably that could accelerate the offshoring. Net-net, next year the budget looks more or less flat to slightly down. We will get a better view on that in the beginning of the year. But for the Q4 we have given a guidance based on uncertainty we saw in Q3. We had assumed currency at 52 for next quarter. We believe the currency could be under pressure for sometime. Overall, on the margin front, we are comfortable. We have to see how the next year pans out, looking how the global environment evolves.

With this I conclude. Now, we can open it up for Q&A.

Moderator

Thank you. Ladies and gentlemen we will now begin with the question-and-answer session. We have the first question from the line of Vihang Naik from MF Global. Please go ahead.

Vihang Naik

Hi. Good afternoon sir. I just wanted to know about the geographical revenue growth that you have seen. More than 80% of your incremental revenues have come from Europe. What is it that is happening in Europe and why is US not really picking up in the same way?

S. D. Shibulal

I would not consider it as a secular trend but at the same time, it is a reflection on the investments we are doing in Europe. We have set up front office in Germany and France. Some of the large deals which we have won are in Europe with both the larger than $500 mn deals also in Europe. It is a reflection of these things. Also, one needs to remember even though there is a lot of volatility in Europe, the offshoring in Europe is much lower and our client additions in Europe has been much stronger lately. But I would not consider it as a secular trend unless we see it for a few more quarters.

Vihang Naik

And secondly, your top client has declined in dollar terms by about 8% here. Are there any project ramp downs here or is it like a quarterly aberration?

S. D. Shibulal

No, there is no secular trend here. This quarter, the growth has been driven by the non-top 25. We have seen this quarter-after-quarter. In every quarter we have seen this. Either it will be top 10, top 25, non-top 25, non-top 10 etc. If you look at the last 8 quarters, you will see that the growth is really widespread. It is secular across different segments of the clients. I wouldn’t read anything into it.

Vihang Naik

Lastly, your pricing in constant currency has gone up by about 0.8% odd. Are these like-to-like billing rate increases or is there a mix change to it?

S. D. Shibulal

Both. In a few situations, we have got pricing increase. In most situations it has been stable. We have not seen price cuts. There has been portfolio improvement. Also, a slight amount of non-linearity, I would not say it is much but very small amount of non-linearity getting built because of the products & platform work. It is a combination of all three but the more important thing is over the last 9 months our pricing has gone up by 6% and by over 4% in the last one year. It is very important to remember. These are reflections of our aspiration and our focus. We have always focused on high quality growth and this is a reflection of our focus on high quality growth, delivering higher business values, strengthening strategic partnership, increasing relevance. These are all foundations for high quality growth and what you are seeing is the reflection of that.

Vihang Naik

Thanks a lot.

Moderator

Thank you. The next question is from the line of Ankur Rudra from Ambit Capital. Please go ahead.

Ankur Rudra

My first question is that if you could just elaborate on the weakness that we saw in the middle of the last quarter where several ramp-ups were getting delayed because of the macroeconomic weakness. Was that more specific to certain verticals or certain clients?

S.D. Shibulal

No, I would not say widespread but there was no secular trend in any of the specific verticals. We had seen weakness. We had seen the velocity of business decisions marginally coming down. We had seen delays in decision-making. We are seeing delays in ramp-ups. That means programs which are started which are expected to ramp-up are not ramping up because of clients’ lack of confidence. We are not seeing cancellations. In the middle of the quarter, we started seeing it more frequently. That led us to say it in the middle of the quarter that we will be closer to the lower end and that is where we ended up.

Ankur Rudra

Just a last question on pricing. Clearly, you maintained you were able to get some pricing benefits over the course of last year but especially in the last one quarter after the rupee depreciation, some of your competitors have indicated they might be passing on benefits of depreciation through billing rate cuts. Have you seen that happen on a competitive basis that might impact you going forward?

S. D. Shibulal

That is a completely wrong thing to do because you will not be able to negotiate prices when the currency appreciates. It is not a viable option for us. It is not a right thing to do because the pricing is independent of the currency. Tomorrow if the currency appreciates, you will have to go back and renegotiate all your prices. That is not a viable option. Our MSA are signed for 2 to 3 years and we also get hit by cross currency movements. For example, this quarter, our constant currency revenue is $ 1823 mn which is 4.4% growth whereas we reported $ 1806 mn. So there is implication of Rupee depreciation, at the same time there is cross currency movements. I think it is a totally wrong thing to do.

Ankur Rudra

Appreciate that point. Just wondering, if you have seen any evidence of that in the marketplace.

S. D. Shibulal

No, we are not seeing evidence of that.

Ankur Rudra

Thank you.

Moderator

Thank you. The next question is from the line of Bhavan Suri from William Blair & Company. Please go ahead.

Bhavan Suri

I am just trying to understand the guidance. If pricing is going up and demand is relatively stable and you are not seeing cancellations, I am a little surprised that Q4 is flat. Could you just throw a little more color that will be helpful?

S. D. Shibulal

If you take the revenue and do some analysis, 30% of our revenue comes from Consulting & System Integration work which is predominantly discretionary spend. In uncertain times, the discretionary spend is scrutinized at a much higher level. That is number one. Number two, the Consulting and System Integration work which we do is not annuity-based. The average program size would be anywhere between 9 to 18 months. It means that every quarter, we will have to replenish the work which we do. That will require velocity in decision-making to replenish. These are all factors which will impact our guidance and our growth. As we stand here today, there is serious uncertainty in the market. Budgets are getting closed, they are flat to marginally down. We are not sure about the velocity at which they will take decisions to spend the money.

Bhavan Suri

Shibu, you had a whole bunch of transformational deals closed this quarter, last quarter. I suspect those flow into System Integration & Consulting. So I am sort of little surprised that you aren’t seeing that offset a little bit by all the transformational work, these large $500 mn deals that Bala talked about.

S.D. Shibulal

If you look at the deal closures, it also reflects what I am talking about. Our large transformational deals closure this quarter is only one. We have closed large deals this quarter but these deals are mostly all in the operational space. They are large, but they are multi-year deals. In this quarter, we have closed only 1 large transformational deal.

Bhavan Suri

Okay, and then if we go back to last quarter when you talked about budgets, you had said flat-to-marginally up and now you are saying flat-to-marginally down. Could you give us a sense of what the tone is and the change and why that is so dramatic in 3 months?

S. D. Shibulal

Things have marginally deteriorated after the beginning of the last quarter. That was reflected in the middle of the quarter when we actually started speaking about the fact that we will be closer to the lower end. When we give a guidance, it is a statement of fact and we expect it to be somewhere in between and by the time we came to the middle of the quarter, we could sense marginal degradation in the environment and the budgets being scrutinized and the fact that there is further slowness in the decision-making. That led us to state in the middle of the quarter that we will be closer to the lower end. Now we are into January. We have seen a number of budgets getting closed and what we are seeing is mostly flat or marginally down.

Bhavan Suri

Then one final one from me. As you look at the nonlinear revenue, Infosys has been driving growth in that. What is that today as total percentage of revenue in constant currency?

S. D. Shibulal

Actually the nonlinear revenue has multiple pieces. Let me dissect it. The PPS revenue this quarter is 5.1% of the total revenue, that includes Finacle. Now other than Finacle our revenue from products and platform is quite small. Now the important thing is what is the TCV we have booked? This is a different kind of business. This is a business in which you will actually book annuity revenue in large amounts and it will flow through over a period of time. We have closed $300 mn of TCVs which will flow into the system over the next 4-5 years. It is a CapEx-OpEx model, it is an investment from our side which will get returned over a period of time. It is a high TCV model, multi-year contract, it’s a sticky model, annuity based. We have $300 mn of TCVs closed in the products & platform space other than Finacle.

There is other part to the nonlinear revenue which is the revenue in places like infrastructure management, in maintenance, in BPO where we price it differently not based on effort, based on either ticket, transaction, device or incident. We are not including that in this 5.1%. That must be about 3% to 4%.

Bhavan Suri

Thanks, that is it from me guys.

Moderator

The next question is from the line of Anup Uppadhayay from SBI Mutual Funds. Please go ahead.

Anup Uppadhayay

My question has been answered. Thanks

Moderator

Thank you. The next question is from the line of Ashwin Mehta from Nomura. Please go ahead.

Ashwin Mehta

Hi sir. Just wanted to know what explains the flat growth in US and ROW and are you seeing the same impact in terms of decision-making delays in Rest of the World as well. And secondly, in terms of our flat growth guidance for the next quarter is the assumption that across geographies you will see flattish growth or there is some geography that could actually show some decline as well?

Ashok Vemuri

Yes for the US market, as Shibu said earlier I do not think there is too much to be read into the fact that it has grown by 1%. I think we have grown. The investments that we have made in emerging markets are already beginning to yield dividends whether it is Australia where we have a significantly large pipeline. There is a very high probability of conversion in financial services, whether it is the center we have set up in Dalian in China which has allowed us to open up Japanese banks space for us. In Mexico, we are ramping up. We are already close to 600 people. We are setting up another center. Brazil it’s too early. I think from a US growth perspective compared to what Europe did, I think it’s not a secular trend that can be looked into too much. When we are evaluating what we will be able to achieve next year, we definitely look at the aspects of the various service lines, various business lines that we operate in, various industries and definitely we also look at the geographies where the biggest opportunities are coming. In fact, the strategy that we have in Infosys 3.0, we expect to see significant traction in the products & platform space, not only in the US market but also in our emerging markets. Similarly with our consulting and system integration practices ramping up, the opportunities that are opening up for us in a nontraditional markets, if you will, are also fairly high.

Ashwin Mehta

Just another question in terms of the decision-making delays that you have witnessed from November onwards and the delays in terms of ramp ups. In the beginning of this quarter till now, have you seen any improvements there or there have been some more deteriorations since then?

S. D. Shibulal

It is mixed but it would be marginally down.

Ashwin Mehta

Thanks a lot, sir.

Moderator

Thank you. The next question is from the line of Nitin Padmanabhan from Motiwal Oswal Securities Limited. Please go ahead.

Nitin Padmanabhan

You had earlier mentioned that there were 5 large deal wins and 2 of them being $500 mn TCV. If you could just give us some color in terms of which service lines these are? You did mention they are from business operations but specifically which areas of business operations and the re-bid deal as well specifically which service line that would be?

Chandrashekar Kakal

This quarter we had seen quite a good growth in the business operations area as clients continue to spend on optimizing their business operations. In the infrastructure management services area and also in the integrated service offerings which combines infrastructure management, testing etc, there is a definite increase in traction that we have seen. Consolidation of the service providers and outsourcing of large deals have also contributed to business operations increase.

Ashok Vemuri

Just to add to what Kakal has said, one large deal is in financial services and the second large deal is in the manufacturing sector. Both of them are in Europe. One is predominantly business optimization through integrated delivery and the other is a combination of that and consulting & system integration.

Nitin Padmanabhan

Just two more question over that. The general sense that we had earlier was that Europe is a difficult market to crack in terms of re-bids because you have people whom you are not able to easily lay off and basically you need to pay them 6 to 9 months of salaries, so that basically takes a hit on margin. Are these deals any different or do they have any specific margin implications?

S. D. Shibulal

When I say re-bid, what I meant was that part of the work which we are already doing is included in the bid. That is what it means. The re-bid happens in some occasions, for example, we have sold in situations where we had sole source re-bid. Basically what we do is the consolidated work which we have, we look at all the future work and everything is sole sourced to us, that could happen. There are other situations where the client will look at re-bid plus new business bids, together consolidating partners. When I say re-bid that does not mean we take over people. That wasn’t what I meant.

Nitin Padmanabhan

Has there been vendor consolidation in these deals?

S. D. Shibulal

Out of the 5, there may be one place where there is a vendor consolidation. Out of the 5, 2 are new logos which means that two new clients with whom we have not worked before but we are going-in in a very large deal approach.

Nitin Padmanabhan

Lastly, in terms of ramp-up, you mentioned that there were delays in ramp-up for new projects. Are the ramp-ups scheduled for these new deals any different?

S. D. Shibulal

No, I was just referring to the existing programs which are in flight. For these deals I am hoping that will ramp up as per schedule.

Nitin Padmanabhan

Thank you so much.

Moderator

Thank you. The next question is from the line of Sandeep Agarwal from Antique Stock Broking. Please go ahead.

Sandeep Agarwal

Hi sir, congrats on the current quarter. Two queries, one was on the utilization level. Although you have mentioned that you are comfortable between the 76%-80% range but what is the probability, by when do you think that we will be able to hit the 80% range first of all. Second question was more on the attrition rate, why we are not able to witness a fall in the attrition level back to 14% or 13.5%? If you can throw some light on this it will be great.

S. D. Shibulal

On the utilization front, we are building capacities for the future. Our product lifecycle is about 18 months. 70% of the people are recruited from the campus. That means that you have to give an offer way in advance. We have already given 23,000 offers for next year now. Also there is a seasonality to it. This is a season in which most of the trainees will come out of training. They joined Mysore, they went through a training of 6 months, they will start coming out of training and so there will be a huge amount of people that will be getting released in the system and that will reflect in the utilization. We are quite comfortable between 76% to 80% because it gives us the ability to react in a volatile situation. In this situation everything which I said apart, when the client takes a decision, it has to happen tomorrow morning (they expect quick amp-ups). We need to have the capacity to react and that is very important.

Now regarding the attrition,. If you look at from last year to this year, if you look at the attrition for Q3 11, it was 17.5% and this quarter it is 15.4%. So it has come down by 2.1% on a year-on-year like-to-like basis in the quarter.

Sandeep Agarwal

Thank you.

Moderator

Thank you. The next question is from the line of Pankaj Kapoor from Standard Chartered. Please go ahead.

Pankaj Kapoor

Hi sir, just based on what you are seeing in terms of the buying pattern, do you expect going forward the cautious spend that you are referring to, that could have a higher impact on the volume flow or do you see that just putting a higher pressure on the pricing?

S. D. Shibulal

At this point we believe this pricing will be stable. It is also important to remember that while the unemployment in US is 8.5%, in the industry in which we operate, it is about 3.5%, so it is pretty low. We expect the pricing to remain stable unless there is some totally catastrophic event and our focus is to create better and better business value for our clients and that should allow us to always have the pricing premium which we enjoyed in the past.

Pankaj Kapoor

Just in terms of the pricing discipline among the vendors, are you seeing any abnormality there in terms of some vendor pushing down the pricing just to secure volume? Are such cases going up now?

S. D. Shibulal

See, we are very disciplined and different people are taking different paths. Some people are focused on volume, some people are focused on may be being the largest. Our focus always has been to create quality growth and it is a reflection of our strategies and it’s a reflection of what we are delivering to our clients. It is not just a reflection of rate card. It is a reflection of the strategies we are adapting and the business value which we deliver to our clients. We do see occasional aberrations and different vendors taking different paths. In our case, it is very clear to us that we need to create high quality growth, we need to deliver better and better business value and build more and more capabilities, do more and more complex programs in consulting and system integration, drive efficiency in operations and drive innovation through products & platforms. As long as we do that we believe we should be okay.

Pankaj Kapoor

Thank you and all the best.

Moderator

Thank you. The next question is from the line of Diviya Nagarajan from UBS India. Please go ahead.

Diviya Nagarajan

Hi. Couple of bookkeeping questions, I was just looking at your gross margins this quarter, it has gone up about 170 basis points. I am trying to reconcile, I think Bala had spoken about a 400 plus basis points positive because of currency, given that pricing seems flattish, utilization has been flattish, volumes have been more or less in line, I am trying to understand why the gross margins up only 170 basis points please? Is there any area that you have invested in during the quarter?

V. Balakrishnan

There are certain costs like the subcontractors cost which have gone up during the quarter and that is the reason you do not see the full benefit in the gross margins but the operating margin level you are seeing the impact coming in around 3% mainly because of currency. So some costs goes up, we do need to make investment. For example, we hired more people than what we budgeted for. We initially said 8000 people, we hired 9655. All that adds to the cost but full benefit of Rupee depreciation has not come to the margin because we had this escalation in costs in other areas.

Diviya Nagarajan

I also noticed that your sales and marketing spends in Dollar terms seem to have come off almost 10% Q-O-Q. I was just trying to understand what’s behind that. Were you making an investment in this area in the last few quarters and is that done and is the current number the level that we should be looking at going forward?

V. Balakrishnan

We have over invested in that area. We have more than 1000 people in sales and marketing. You do not look at the quarterly numbers. If you look at the secular trend, we are still spending enough money on sales and on marketing required for the growth. I do not think we have brought down anything.

Diviya Nagarajan

Just tying in with your question on increased hiring vis-à-vis expectations or expectations for volume growth have seem to have marginally deteriorated from the beginning of last quarter to now and we are practically guiding for zero growth. So why is then the need to hire incrementally more than what you were planning towards the beginning of the year?

S. D. Shibulal

While we expect short-term challenges, we clearly believe that our strategies and our philosophies will allow us to do very well with our clients as and when they decide to be aggressive in spending. We have very close relations with our clients and we are extremely strategic for them. We have to invest for the future. We have to be ready when they are ready. In the long-term, we see very good secular trend for us. We are delivering superior business value. We are their partners in transformation, we do all those things. In the long-term we see very good opportunities for us. Even today our pipeline is pretty strong. Only thing is that the deals are not getting closed with the speed at which it needs to be closed. But we need to prepare for the future and these are investments we need to make.

Diviya Nagarajan

Lastly, this zero percent growth that you are targeting for the next quarter, do you think it’s bit of a one-off and just a sluggish start may be because of delays and do you expect the rest of 2012 to pick up because you have had client wins and deal wins picking up in the last couple of quarters. Is that a fair assumption?

S. D. Shibulal

It is a statement of fact as we see it today. Our guidance is always a statement of fact and we try to be as transparent, we look at all the information which we have. When we enter a quarter, we need to see about 95% of the revenue already booked since there are only about 50 working days left. It is a statement of fact as we see it and right now we have talked about all the reasons behind our caution on guidance. We are hoping that we will be able to grow. Our aspirations are always to grow, to create quality growth, we will continue to aspire for that. There is no change in our aspirations. I also do not believe there is a change in the secular trend.

Diviya Nagarajan

Thanks and all the best.

Moderator

Thank you. The next question is from the line of Srivatsan Ramachandran from Spark Capital. Please go ahead.

Srivatsan Ramachandran

Just wanted to get some update on the Finacle business. We have been seeing steady growth in this business and then we have seen another 10 business deals in the quarter. So just wanted to understand any specific insights into what piece of the Finacle that’s being sold or accepted broadly at this point of time in the market?

Haragopal Mangipudi

Overall I think we have good acceptance of new growth engines as well as our traditional offerings like core banking. In this specific quarter, some of these deals are in Tier-2 and Tier-3 space of core banking and some in channel banking space.

Srivatsan Ramachandran

Then just wanted to understand that you did mention that there is some softness in the discretionary spend which Shibu was commenting on at the beginning of the call. So wanted to know that are you seeing some of the may be large implementation deals on the SAP, Oracle front getting pulled back or they are going slow on rolling out multi-country and going country-by-country, some detailed comments would help.

S. D. Shibulal

Actually what we are seeing is the rollouts which are in progress are actually progressing well. We are not seeing cancellations and we are not seeing serious slowdowns in those things. What we are seeing is that the new program initiations, the decisions on the new programs are being sluggish. Our current programs are actually going pretty well. What we are seeing is new program initiation being sluggish.

Srivatsan Ramachandran

Okay, thank you.

Moderator

Thank you. The next question is from the line of Sandeep Shah from RBS. Please go ahead.

Sandeep Shah

Sir, even during the mid of the quarter, you said that for the full year also, we would be closer to the lower-end of the earlier guidance. But if you look at the revised guidance, the lower-end of the guidance has also been revised downward by close to 0.7% despite we had a marginal revenue of $6 mn-$7 mn coming through acquisition. So what has changed post your statement during the mid of the quarter?

S. D. Shibulal

During the middle of the quarter, we realized that there is degradation in the environment, velocity of business has come down and decisions are taking longer. For us to continue to grow quarter-on-quarter, you need to cover the business which is getting closed in our transformation space and sometimes in the operational space and also generate new business. So as we got closer to the middle of the quarter, we realized that given the decrease in the velocity of business, we will be at the lower end of the guidance. We were still far away from Q4 at that point in time to look at the entire guidance and once we got to the end of Q3, we had the Q3 actuals in our hand, we could see Q4 much more closely. At any point in time when we enter the quarter, we only have visibility for 95%. In the flight we create about 4 to 5% of revenue every quarter. By the time you reached now which is today, Q3 is behind us and we know what happened in Q3, we have clear visibility into the Q4 and that is what has led to the new guidance which we have given.

Sandeep Shah

Okay. And just furtherance to the question which Diviya has asked despite our utilization is so low, we still like to believe in investing, in hiring more people despite the visibility in terms of the near term has been lower. Why not the strategy of increase in the utilization and going little aggressive in terms of large deal wins?

S. D. Shibulal

We are definitely aggressive in terms of deals. There is no doubt. 1) At the same time, we are focused on quality deals. 2) Please remember our offers for this year are already given. Most of the people who are joining were made offers in our campus recruitment which happened 8-9 months back and we have to honor those offers. It is very important that we honor those offers because we recruit the best talent from the campus and if we do not honor those offers, we could have long-term implications. We need to protect the long-term interest of the business which is to make sure that we get the right talent, the best talent available in this country to Infosys. The dip in utilization you are seeing is a reflection of the people who are coming out of the training and they are coming into the workforce. In any case you see this dip every year, when 10,000 people get released from training into production in a quarter, you will see a dip in utilization. You see this year-after-year. This year, it is marginally more significant because of the business situation.

Sandeep Shah

Out of the business operations, which is 64%-65% of our business, what percentage of the business we define as a commodity business where pricing pressure would be high?

S. D. Shibulal

See our business operations work is not commoditized. It’s very important. There may be parts of that which is getting commoditized. Our business is not entirely commoditized because if that is true, we will not be able to have even stable pricing. There is no way our consulting and system integration work which is 30% of the revenue will offset serious revenue productivity reduction in the business operation space which is 65% of revenues. So it is not commoditized. We drive efficiency, we drive productivity, we create non-linear, non-effort based pricing models, we create innovation at the intersections of multiple service lines. Today with Infosys 3.0, we are able to create much more alignment between the service lines which we have. I am not disagreeing that some parts of that work may be commoditized. In those areas, we are driving better efficiencies, better productivity and non-effort based pricing models. In general if you look at overall is our revenue productivity for consulting and system integration is higher than business operations, but both sides the revenue productivity is stable or marginally up.

Sandeep Shah

Generally January-February-March has always been seasonally weaker in terms of decision making and as we expect by mid of February, the budgets may be finalized. You believe by the later part of January-February-March or by start of the April-May, decision making may normalize?

S. D. Shibulal

We are hoping that will happen. That is what happens in a normal situation. The concern is coming from the uncertainty in the environment and the lack of confidence. If there is no catastrophe between now and that point, we believe that the corporate will get adapted to the new normal which is this volatile normal and start taking decisions.

Sandeep Shah

Okay and just bookkeeping, in the fourth quarter guidance, how much is the revenue being built into from the acquisition of Australian BPO company?

S. D. Shibulal

It is $6 mn - $7 mn, it is very small.

Sandeep Shah

If I am not wrong, for the next year we have earlier indicated we have given 25,000 campus offers and we are now saying 20,000. So can you.

S. D. Shibulal

No, I do not think there is any change. Whatever we said is what we gave, we did not change anything on the campus offers (23,000 offers are made for FY 13 in colleges).

Sandeep Shah

What would be the total plan out of which we have already given 20,000 campus offers?

S. D. Shibulal

Our campus offers for next year is complete. Please remember our recruitment is 70-70. 70% of the people have to come from freshers that mean people out of college. Out of that, about 70-80% come out of campus, remaining 20-30% will come just-in-time.

Sandeep Shah

Okay, thank you.

Moderator

Thank you. The next question is from the line of Viju George of JP Morgan. Please go ahead.

Viju George

Thank you. My questions have been answered

Moderator

Thank you. The next question is from the line of Mitali Ghosh from Bank of America, Merrill Lynch. Please go ahead.

Mitali Ghosh

Thanks. Firstly just wanted to understand the comment I think Bala made in terms of subcontractor cost having gone up. Just wanted to understand why that has been the case with utilization still being reasonable?

S. D. Shibulal

We always have some amount of subcontractor cost. If you look at the industry norms, I think it is way below the industry norms. We always have requirement for niche skills which are required in certain periods of time which we may not have or we may not want to recruit because these are skills which are required for the short period of time. We will not be able to utilize those skills going forward. So we use subcontracting in those situations. Also there are certain cases where we will partner with somebody. For example we do a large infrastructure deal where we take responsibility for desktop support which we don’t do, we will partner with somebody for that support. That also comes under the subcontracting cost.

Mitali Ghosh

Right and just in terms of the 140 basis point investment that has been made in the quarter from the benefit of the rupee depreciation in terms of margins., are there are any other areas of investments that you would like to call out in terms of where that has gone in because pricing is sort of flattish, utilization also is actually sort of flat, offshoring as well. So just trying to understand what those other areas of cost were beyond subcontracting?

S. D. Shibulal

So we have increased employee addition. Even though on a percentage basis, the sales in marketing cost has come down, on a headcount basis I am sure it has gone up. We are re-architecting our global Client Services Group and putting more and more senior people with our larger clients. These are all investments which we are making.

Mitali Ghosh

Sure and secondly just wanted to understand if Ashok could provide some color on the financial services vertical because if we exclude Finacle which has done quite well this quarter, the growth in financial services would probably be flat-to-negative excluding insurance. I think Ashok was quite bullish in October in terms of the outlook for the market there. Just trying to understand if the softness is something quarter specific or something more secular to be aware of?

Ashok Vemuri

So Mitali 2% growth in the services business coming on the back of about 8.5% last quarter, it’s typically a soft quarter for us especially in financial services. The growth, this time has been fairly distributed across North America, Europe and very happy with our performance in the Asia Pacific region especially, as I was saying earlier Japan, Australia have been very good. If you look at the large deals, of the 5 deals that we have opened, we have 2 of them in the financial services space. In fact we are able to leverage some of the regulatory changes that are happening especially in insurance space. Insurance is an area where our footprint is much smaller than it is in either banking or capital markets. As a result, the opportunity for growth is much higher and that is reflected in our 7.5% growth that we have had in that space. Our perception is not withstanding something Lehman-like happening or something that happens extremely suddenly like a Euro-zone implosion or which in our opinion probably not as possible, we don’t think there is any reason to be bearish on the financial services market with the investments that we have made. We have built 12 platforms in the company and 5 of them are in financial services. Those are getting traction. Consulting is getting a significant amount of traction. Our perception is that financial services sector which is about 36%-37% of the company today, we continue to be represented at those levels and as we expand more into Latin America and Asia Pacific region, we will be able to mitigate some of the potential risks in terms of our large clients may be not being able to ramp up as quickly. The other quick thing that I wanted to point out is out of 49 accounts that we have opened this particular quarter, 10 of them from the services side.

Mitali Ghosh

So basically you are saying this quarter sluggishness was more specific to a few clients and not really to be extrapolated?

Ashok Vemuri

Exactly and I think some of that is borne out of the fact that we won some deals in Q2. The pipeline was there but winning a deal and getting a sign-up is very different from actual start. So just to give an example, we had a fairly large client of ours where we won a large deal and we thought it’ll start on the 1st of November, it actually started on 15th or 20th of November and the reason for that was that they needed another set of signatures, they needed business to sign off again and so on and so forth. We basically lost about a good 3 weeks in a quarter which is significant from a revenue flow perspective. That happened in a couple of places. As a result, we had this sluggishness. We have no concerns on the pipeline. Our only concern is that there is this deferment and delay which has crept in. The deal does happen, the deal does get signed off, the deal gets kicked off and started but not necessarily when we thought it would happen or when it should have happened.

Mitali Ghosh

Sure thanks Ashok and just lastly for BG in terms of Europe, if you could provide some color in terms of what the drivers were there in terms of verticals and the services. So was it sort of concentrated in manufacturing and may be energy and utilities or was it sort of more widespread and anything in terms of services?

B.G. Srinivas

This is B. G. Srinivas. We added 14 new accounts in the last quarter in Europe and these accounts have been spread across several sectors including manufacturing, retail, CPG, and financial services. The large deal wins we have had during the quarter, one is in manufacturing and one is in financial services. The growth has been propelled by different sectors and it is a little broad based. Again services mean business, IT operations including BPO services and the two opportunities have been in the transformation space. Overall Europe growth has been more broad-based and even if you take the specific countries, three deals in the continent and two deals in UK.

Mitali Ghosh

And this would apply to this quarter as well in terms of the third quarter the actual growth that you have seen would also have been pretty well-spread across verticals.

B.G. Srinivas

That’s right. The number of wins I spoke about happened in Q3. So all the data points I shared with you in terms of broad-based growth has been specific to this quarter, but if you look at full year for Europe, we have had wins.

Mitali Ghosh

I meant the revenue that you have already seen in the quarter rather than the deals which you see ramping later.

B.G. Srinivas

Even the revenue which is ramped up has been those opportunities which we closed in the previous quarter as well as incremental growth with our existing client accounts and that growth has come from 3 sectors, manufacturing, retail, CPG, and financial services.

Mitali Ghosh

Thank you. That is all.

Moderator

Thank you. Ladies and gentlemen due to time constraints that was the last question. I would now like to hand the floor over to Mr. Avishek Lath and the management for closing comments.

Avishek Lath

Thank you everyone for joining us for the call. Thank you.

S. D. Shibulal

Thank you everyone. This is Shibu. Thank you very much for joining the call.

Moderator

Thank you very much members of the management team. Ladies and gentlemen with that, we conclude this conference call. Thank you for joining us and you may now disconnect your lines. Thank you.